Exhibit 99.1

Auna Signs Exclusive Five-Year Agreement with Leading Oncology Group to Strengthen Oncology Services in Monterrey

Monterrey, Mexico, March, 07, 2025 – Auna S.A.  (NYSE: AUNA) (“Auna” or the “Company”), a Latin American healthcare company with operations in Mexico, Peru, and Colombia, announced today the signing of an exclusive five-year agreement with a physician group practicing at Organización Para Cuidado Integral en Oncología, S.A. de C.V. known as Opción Oncología, the premier oncology ambulatory clinic in Monterrey. This strategic partnership strengthens Auna’s commitment to becoming the leading oncology provider in Mexico and marks a significant step in consolidating oncology services within Auna Mexico.

As part of this agreement, eight highly regarded physicians – six oncologists and two radiation oncologists – will join Auna. Today, their practice manages approximately 30% of all private oncology treatments in Monterrey, referring patients to multiple facilities across the city. Through this partnership, Auna will integrate 100% of these treatments within its network over time, strengthening care coordination and enhancing the patient experience.

The team will relocate to Doctors Hospital, further strengthening Auna’s oncology capabilities. This move will position Auna’s Oncology Center as one of the few multidisciplinary and fully integrated oncology centers operating in Mexico’s private healthcare market. Among the distinguished doctors joining Auna are Dr. César González de León and Dr. Cuauhtémoc De la Peña Hinojosa, both recognized as leading oncologists in Mexico and widely referenced in their field. Dr. González will play a key leadership role on Auna’s Oncology Board, serving as Chair of Medical Oncology and Co-Chair of the practice for Auna’s Center of Excellence in Oncology in Mexico. Dr. De la Peña Hinojosa will lead Radiation Oncology as Chair of Radiation Oncology on Auna Mexico’s Oncology Board.

This partnership strengthens Auna’s ongoing expansion and Auna’s commitment to delivering world-class oncology care. It follows the successful launch of OncoMexico last year and aligns with the upcoming inauguration of Auna’s Oncology Research Center in Mexico. This new research facility will collaborate with Auna’s existing research centers in Peru and Colombia, driving clinical research and advancing cancer treatment throughout the region.

“This agreement is an important step for Auna in Mexico to continue implementing the AunaWay,” said Suso Zamora, Executive Chairman and President of Auna. “By bringing together some of the country’s most respected oncology experts and consolidating our oncology services, we are reinforcing our mission to provide the highest quality cancer care. With this partnership, Auna is poised to become the leading oncology provider in Monterrey.”

Dr. González de León and Dr. De la Peña Hinojosa added, “We are thrilled as a team to join Auna’s mission to elevate oncology care in Mexico. This collaboration allows us to enhance patient care, drive research, and set new standards in oncology treatment by partnering with the best in the industry.”

About Auna

Auna is a leading horizontally and vertically integrated healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, focusing on high-complexity diseases. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of September 30, 2024, Auna’s network included 31 healthcare network facilities, including hospitals, outpatient, prevention and wellness facilities with 2,308 beds, and 1.3 million healthcare plans.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make. Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” ”estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, the expected impact of our agreement with a physician group practicing at Opción Oncología and our integration of their practice into Auna. Any or all of our forward-looking statements in this press release may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors.

The forward-looking statements in this press release represent our expectations and forecasts as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see our Form F-1 filing with the U.S. Securities and Exchange Commission.

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